                       SECURITIES AND EXCHANGE COMMISSION,

                             WASHINGTON, D.C. 20549

                              -------------------

                                   SCHEDULE TO

                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.   )*

                WINTHROP CALIFORNIA INVESTORS LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer)

                          QUADRANGLE ASSOCIATES III LLC
--------------------------------------------------------------------------------
         (Names of Filing Persons (Identifying Status as Offeror, Issuer
                                or Other Person))

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                          (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                      -----------------------------------
                                 PETER BRAVERMAN
                          QUADRANGLE ASSOCIATES III LLC
                                7 BULFINCH PLACE
                                    SUITE 500
                                BOSTON, MA 02114
                                 (617) 570-4600
                             -----------------------

--------------------------------------------------------------------------------
                              CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation*   $2,361,800             Amount of Filing Fee     $463.10
------------------------------------------  ------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 964 units of limited partnership interest of the subject partnership for $2,450 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ]  Check the box if any part of the fee is offset as provided by Rule 0- 11
     (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                      Filing Party:
                        -------------------               ----------------------
Form or Registration No.:                    Date Filed:
                         - ----------------             ------------------------
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]   third-party tender offer subject to Rule 14d-1.

     [ ]   issuer tender offer subject to Rule 13e-4.

     [ ]   going-private transaction subject to Rule 13e-3.

     [ ]   amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

         This statement (the "Statement") constitutes the Tender Offer Statement on Schedule TO of Quadrangle Associates III LLC (the "Bidder") relating to an offer to purchase units of limited partnership interest ("Units") of Winthrop California Investors Limited Partnership (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated February12, 2004 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

ITEM 12          EXHIBITS.

         (a)(1)            Offer to Purchase, dated February 12, 2004.

         (a)(2)            Letter of Transmittal and Related Instructions.

















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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      QUADRANGLE ASSOCIATES III LLC

                                      By:    WIN Manager Corp.
                                             Manager



                                             By  /s/ Peter Braverman
                                               ------------------------------
                                                     Peter Braverman
                                                     Executive Vice President



Dated:  February 12, 2004
















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                                  Exhibit Index
                                  -------------


         Exhibit No.
         -----------

         (a)(1)            Offer to Purchase, dated February 12, 2004.

         (a)(2)            Letter of Transmittal and Related Instructions.